SIDERURGICA VENEZOLANA "SIVENSA", S.A.C.A.

CARACAS -VENEZUELA

SIVENSA

Av. VENEZUELA, TORRE AMERICA, PISO 12, URB. BELLO MONTE
[redacted] TELF. CENTRAL 58-2-7076200. FAX. 58-2-7629938
ARTADO - P.O.BOX 4693, CARACAS.VENEZUELA

September 24, 2002

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

María Ignacia Curé
Alternate Judicial Representative

Siderúrgica Venezolana "SIVENSA" S.A.
Contacto: Armando Rondón
Relaciones con los Inversionistas
Teléfono: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

SIVENSA

PARA SU DISTRIBUCIÓN INMEDIATA:

SIVENSA REPORTS FIRST FISCAL QUARTER 2003 RESULTS

NOTE: The US dollar-denominated Financial Statements contained in this report, have been elaborated in compliance with the International Accounting Standards (IAS), method that substitutes the US Dollar Audited Financial Statements under US Generally Accepted Accounting Principles (US GAAP). The financial statements in US dollars are presented as complementary information to the Audited Financial Statements in bolívares prepared under Venezuelan Generally Accepted Accounting Principles according to the rules issued by the Venezuelan Comisión Nacional de Valores.

As informed at the close of fiscal 2002, the company has decided to distribute its complementary financial statements according to the International Accounting Standards (IAS), in order to more properly reflect its financial position by valuing its fixed assets according to the expert opinion of independent appraisers and not at historical cost.

As a consequence, for comparative purposes, the financial statements corresponding to the first quarter of fiscal 2002 (October-December 2001), have been prepared under IAS and are presented together with the ones corresponding to the first quarter of fiscal 2003.

CARACAS, FEBRUARY 4, 2003.... Siderúrgica Venezolana Sivensa S.A. reported in the first quarter of fiscal 2003 ended this past December 31, consolidated sales of US$ 49.3 million, 30.3% lower than sales of US$ 70.8 million corresponding to the same quarter of the previous fiscal year. The operating profit was US$ 1.7 million, compared with an operating loss of US$ 2.2 million in the October-December 2001 period. The net loss was US$ 4.6 million, versus a US$ 19.6 million loss reported in the same period of the preceding fiscal year.

The drop in sales was due to the decrease in the demand for products in the domestic market, as a reflex of the economic slowdown experienced during the year 2002, and the suspension of manufacturing activities since December 2, as a consequence of the national civic strike. A significant part of the oil sector also joined this strike generating serious restrictions on the economic performance of the country. As of the date of this report, this situation is still present.

It is important to stress that the Cost of Sales/Total Sales ratio decreased from 92.27% in the October-December 2001 quarter to 87.1% in the October-December 2002 quarter. Similarly, the General and Administrative/Total Sales margin was reduced from 10.7% in the comparable quarter

of the preceding fiscal year to 9.4% in the October-December 2002 quarter. These improvements, that led to an operating profit of US$ 1.7 million in spite of the substantial reduction in sales, are the result of the sustained efforts to cut costs and optimize processes in the three divisions of Sivensa.

As of September 30, 2002, IBH decided to provision the equivalent to the book value to that date of its investment in Orinoco Iron, Operaciones RDI, Brifer and IBMS. Owing to this, in the October-December 2002 period, no loss in the Equity Participation in Affiliates account was recorded, in contrast with a US$ 13.6 million loss reported in the same period of the prior year.

ANALYSIS BY BUSINESS SECTORS

Steel Sector

Sidetur's sales in the October-December 2002 quarter were US$ 21.2 million, 44.3 % lower than sales in the same period of the previous fiscal year. The drop in sales in October and November was a consequence of the decrease in the demand for products in the local market, as an effect of the activity reduction in the construction sector, and, in the month of December, was due to the activity interruption generated by the national civic strike.

Regarding the local market, it is important to comment that the sector most affected by the economic recession has been the rebar sector. Other non-traditional segments geared to the construction sector (merchant bars, flats, angles, trusses and specialty steels), and especially promoted by Sidetur in the past years, have suffered a lesser impact.

Pre-reduced Sector

Sales of International Briquettes Holding, IBH, were US$ 14.1 million, as compared to sales of US$ 13.5 million recorded in the same period of fiscal 2001[1]. Venprecar's production in the quarter was 141,401 MT, as compared to 150,798 MT in the October-December 2001 period. On December 9, Venprecar suspended its operations due to the lack of natural gas supply prompted by the strike that started in Venezuela on December 2. Because of the shortage of gas, the plant produced approximately 45,000 MT less than the expected volume in the month of December.

As mentioned at the close of the prior fiscal period, the company had programmed to carry out investments in the Venprecar plant in February, to substitute some components of the gas reformer that are beyond their useful life. However, restrictions present at the national ports as a

[1] More information about IBH results are available in the First Fiscal Quarter Report issued on January 30, 2003, and available on the web page http://www.ibh.com.ve

consequence of the national civic strike, have caused delays in the arrival in the country of the equipment to be installed at the plant. For this reason the schedule shut down at the Venprecar plant has been delayed.

Orinoco Iron Plant

The Orinoco Iron plant produced 142,534 MT in the October-December 2002 period, as compared to 147,946 MT in the same period of the preceding fiscal period. This variation was essentially due to the restriction caused by the low volumes of gas supplied as a consequence of the civic strike. This restriction has caused an approximate 59,000 MT production loss during the month of December. To the date of this report, the Orinoco Iron plant continues to operate with only one production train because of the low volume of gas.

Wire Sector

Vicson's sales of wire and wire related products, including the Proalco subsidiary with operations in Colombia, were US$ 13.3 million, 26.1% lower than those of the October-December 2001 period. The decrease in sales responds, basically, to the fall in domestic sales in the month of December due to the impact of the national civic strike.

Siderúrgica Venezolana Sivensa S.A. engages in steel making and metalworking activities for the domestic and export markets. Through its three divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Its partners are Bekaert, BHP Billiton, Ferrominera Orinoco and the members of the Amazonia Consortium (Techint, Hylsamex, Tamsa, Siderar and Usiminas). Sivensa's labor force as of December 31, 2002 was 2,598 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS AFFILIATES

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002

Thousands of US dollars in conformity with International Accounting Standards (IAS)

	December 31, 2002	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	36,523	17,894
Accounts Receivable:		
Customers and other current assets	30,337	40,741
Related Companies	2,627	11,563
Advances to suppliers	7,394	1,913
Inventories	38,257	49,331
Prepaid expenses and other currents assets	2,097	4,382
Total current assets	117,235	125,824
Investments		
In shares and land	16,742	48,995
Investments accounted for under the equity method	-	40,627
Property, plan and equipment, net	343,995	372,169
Related Companies	1,265	4,104
Deferred taxes	799	3,246
Inventories and other long term assets	20,079	19,091
Total assets	500,115	614,056
Liabilities and Shareholders' Equity		
Current Liabilities:		
Bank loans and other	31,560	19,808
Accounts payable		
Suppliers	15,982	18,521
Related Companies	25,895	31,949
Profit sharing, vacations and other personnel accruals	3,035	6,715
Taxes payable	2,224	5,966
Other current liabilities	12,589	9,180
Total current liabilities	91,285	92,139
Long term loans	232,341	246,742
Accruals for employees termination benefits	6,891	11,106
Other liabilities	3,801	5,718
Total liabilities	334,318	355,705
Minority interest	83,415	104,152
Shareholders' equity	82,383	154,199
Total liabilities, minority interest and shareholders' equity	500,115	614,056

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS

Thousands of US$, in conformity with International Accounting Standards (IAS)

	Quarter ended	
	December 2002	December 2001
Net sales:		
Exports	18,944	23,849
Domestic	30,417	47,011
	49,361	70,860
Cost of sales	(43,026)	(65,384)
Gross profit (loss)	6,335	5,476
General and administrative expenses	(4,625)	(7,628)
Operating Loss	1,710	(2,152)
Interest Expense	(5,185)	(7,957)
Exchange gain (loss) net	(1,343)	424
	(6,528)	(7,533)
Other income (expense)	(231)	(280)
Loss before taxes, equity in affiliates and minority interest	(5,049)	(9,965)
Estimated Tax	(638)	(1,390)
Loss before equity in results of affiliates and minority interest	(5,687)	(11,355)
Equity in results of affiliates	-	(13,646)
Minority interest	1,110	5,364
Net Loss	(4,577)	(19,636)

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Armando Rondón
Investor Relations
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

FOR IMMEDIATE RELEASE:

SIVENSA REPORTS THIRD FISCAL QUARTER 2003 RESULTS

CARACAS, JULY 30, 2003.... Siderúrgica Venezolana Sivensa S.A. reported, in the third quarter of fiscal 2003 ended on June 30, consolidated sales of US$ 77.1 million, 11.6% higher than sales of US$ 69.1 million corresponding to the same quarter of the preceding fiscal year[1]. The cost of sales went from US$ 62.0 million in the April-June 2002 quarter to US$ 58.5 million in the same quarter of the current fiscal period. Similarly, the General and Administrative Expenses were reduced 10%, from US$ 5.6 million in the April-June 2002 quarter to US$ 5.1 million in the comparable period of the actual fiscal year. The operating profit was US$ 13.5 million, as compared to an operating profit of US$ 1.4 million in the April-June 2002 quarter. The net profit was US$ 6.2 million versus a US$ 5.2 million net profit reported in the same quarter of the previous fiscal year.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

As a consequence of less activity in the national market, Sidetur's domestic sales in the reported quarter were lower to those reported in the April-June 2002 quarter. Instead, exports were increased enough to compensate and outnumber the local market effect. The net result of these variations was total sales of US$ 39.8 million, which is 22% higher than sales recorded by Sidetur in the same 2002 quarter.

Prerreduced Sector

Sales of the IBH subsidiary during the April-June 2003 period were US$ 20.5 million, as compared to sales of US$ 15.5 million recorded in identical period of the year 2002[2]. Production of the quarter shows the plant's satisfactory operating conditions as a result of

[1] According to the standard adopted by the company since the beginning of the current fiscal year, to distribute the supplementary financial information to the Audited Financial Statement in bolívares, the financial statements presented in this report were prepared under International Accounting Standards (IAS).

[2] For further information about the IBH third quarter results, please visit the web site www.ibh.com.ve.

changing some components of the gas reformer and heat recuperators during the March shutdown, as informed in the quarterly report corresponding to the January-March period.

Orinoco Iron Plant

The Orinoco Iron plant produced 194,759 MT in the April-June 2003 period, as compared to 149,115 MT in the same fiscal period of the preceding year.

According to the plans, the company is carrying out actions to restart production of trains 3 and 4 of the Orinoco Iron plant in the coming October-December period, subject to the availability of foreign exchange for equipment and spares. Operations in these trains were suspended in October 2001, after its initial test, due to market and financial reasons.

Commission to Restructure Orinoco Iron's debt

The first week of June, IBH, Orinoco Iron's creditor banks and the Corporaci6n Venezolana de Guayana (CVG), set up a team to study alternatives and to define the terms of the restructure of the bank loans to guarantee Orinoco Iron operating capacity in the long run. Given the initial phase of the process, no results can be yet anticipated.

Wire Sector

Vicson's sales of wire and wire products in the quarter, including the Proalco subsidiary with operations in Colombia, were US$ 19.0 million, 5% lower to those of the April-June 2002 period, which were US$ 20.0 million. The decrease in sales in the national market was partially offset with the increase in sales of the Proalco subsidiary, (with operations in Colombia) and in the export market.

Restructuring of Sidor's Debt

On June 20, 2003, the Consorcio Siderurgia Amazonia Ltd. (Amazonia) of which Sivensa forms part, and Siderúrgica del Orinoco C.A. (Sidor), reached an agreement with their financial creditors and the government of the Bolivarian Republic of Venezuela on the restructuring of the financial debts of Sidor and Amazonia. The agreement contemplates the following: the financial debt is reduced from US$1,883 million to US$791 million; the Amazonia shareholders - with the exception of Sivensa - made a contribution of US$ 133.5 million each; the Venezuelan State increased its interest in Sidor from 30% to 40.3%; and the guarantees given by the Amazonia shareholders for the Sidor debt were totally cancelled and replaced by other guarantees on Sidor's fixed assets, jointly with the Amazonia and Sidor shares held by Amazonia. These guarantees were granted in favor of the financial

creditors and the Bolivarian Republic of Venezuela. As a consequence of this restructuring, Sivensa now holds a 3.4% participation in Amazonia, which in turn has a majority interest of 59.7% in Sidor. Following this restructuring, Sivensa now holds 3.4% of Amazonia, which in turn has a majority interest of 59.7% in Sidor.

Siderúrgica Venezolana Sivensa S.A. engages in steel making and metalworking activities for the domestic and export markets. Through its three divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Its partners are: Bekaert , BHP Billiton, Ferrominera Orinoco and the members of the Amazonia Consortium. Sivensa's labor force as of June 30, 2003 was 2,561 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Thousands of US dollars)
According to International Accounting Standards (IAS)

	2003	June 30, 2002
Assets		
Current Assets:		
Cash and cash equivalents	43,019	20,911
Accounts receivable:		
Customers and others	42,687	34,479
Related Companies	4,907	8,887
Advances to suppliers	5,198	2,728
Inventories	40,376	42,129
Prepaid expenses and other assets	3,647	4,811
Total current assets	139,834	113,945
Investments		
In shares and land	16,746	49,058
In affiliates accounted for under the equity method	-	37,498
Property, plant and equipment	337,981	355,078
Related companies	1,281	4,104
Deferred taxes	487	2,538
Spare parts and other long term assets	24,346	22,833
Total assets	520,675	585,054
Liabilities and shareholders' equity		
Current liabilities		
Bank loans and other	34,681	11,869
Accounts payable:		
Suppliers	26,332	16,269
Related companies	33,560	23,287
Profit sharing, vacations and other personnel accruals	5,695	5,448
Taxes	5,943	4,366
Other current liabilities	10,793	10,260
Total current liabilities	117,004	71,499
Long term loans	225,315	254,519
Accrual for employee termination benefits, net	7,060	6,485
Other liabilities	5,410	6,016
Total liabilities	354,789	338,519
Minority interest	85,202	99,605
Shareholders' equity	80,684	146,931
Total liabilities, minority interests and shareholders' equity	520,675	585,055

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIADIARIES

CONSOLIDATED STATEMENT OF RESULTS
(Thousand of US dollars)
According to International Accounting Standards (I.A.S.)

	Quarter ended June 30,	
	2003	2002
Net Sales		
Exports	38,109	25,644
Domestic	38,958	43,410
	77,067	69,054
Cost of sales	(58,466)	(62,056)
Gross profit (loss)	18,601	6,998
General and administrative expenses	(5,057)	(5,644)
Operating income (loss)	13,544	1,354
Interest and other financial expenses(1)	(3,767)	(8,957)
Exchange gain (loss), net	(1,140)	12,814
Financial cost	(4,907)	3,857
Other income (expense) net	1,216	(428)
Profit (loss) before taxes, equity participation and minority interests	9,853	4,783
Taxes	(1,057)	(1,097)
Profit (loss) before equity participation and minority interests	8,796	3,686
Equity in results of affiliates(2)	-	4,634
Minority interests	(2,598)	(3,120)
Net profit (loss)	6,198	5,200

(1) The reduction in financial expenses is due to the restructuring of Sivensa and Sidetur's debt, effective since May 30, 2002

(2) For the April-June 2003 period, no loss is reported due to IBH's decision, on September 30, 2002, to provision the book value of its investments in the Orinoco Iron, Operaciones RDI and Brifer affiliates.

SIDERURGICA VENEZOLANA "SIVENSA", S.A. AND ITS SUBSIADIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(Thousands of US dollars)
According to International Accounting Standards (IAS)

	Nine months ended June 30,	
	2003	2002
Net Sales		
Exports	67,578	68,734
Domestic	90,985	131,827
	158,563	200,561
Cost of sales	(131,594)	(184,917)
Gross profit (loss)	26,969	15,644
General and administrative expenses	(14,326)	(19,151)
Operating income (loss)	12,643	(3,507)
Interest and other financial expenses(1)	(12,701)	(23,368)
Exchange gain (loss), net	(937)	13,573
Financial cost	(13,638)	(9,795)
Other income (expense) net	624	(893)
Profit (loss) before taxes, equity participation and minority interests	(371)	(14,195)
Taxes	(2,900)	(1,628)
Profit (loss) before equity participation and minority interests	(3,271)	(15,823)
Equity in results of affiliates(2)	-	(16,792)
Minority interests	(814)	6,707
Net profit (loss)	(4,084)	(25,908)

(1) The reduction in financial expenses is due to the restructuring of Sivensa and Sidetur's debt, effective since May 30, 2002

(2) For the October 2002-June 2003 period, no loss is reported due to IBH's decision, on September 30, 2002, to provision the book value of its investments in the Orinoco Iron, Operaciones RDI and Brifer affiliates.

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Armando Rondón
Investor Relations
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

SIVENSA

FOR IMMEDIATE RELEASE:

SIVENSA REPORTS SECOND FISCAL QUARTER 2003 RESULTS

CARACAS, MAY 2, 2003.... Siderúrgica Venezolana Sivensa S.A. reported, in the second quarter of fiscal 2003 ended on March 31, consolidated sales of US$ 32.1 million, 47.0% lower than sales corresponding to the same quarter of the preceding fiscal year of US$ 60.6 million[1]. The operating loss was US$ 2.6 million, compared with an operating loss of US$ 2.7 million in the January-March 2002 period. The net loss was US$ 5.7 million, versus a loss of US$ 11.5 million reported in the same quarter of the preceding fiscal period. The drop in sales was due to the national strike which extended until the first week of February, causing the decrease in the demand for products and insufficiency of natural gas to operate the direct reduction plants. In addition to this, on February 5, the Government announced the establishment of an exchange control, with a unique exchange rate and administrative procedures that determine the foreign currency movement in the country. This measure has added complexity to the industries' relations with the foreign market and has brought about uncertainty regarding the acquisition of foreign currency for the purchase of imported inputs or inputs with imported components, as well as for inventory replacement, the external debt service, and in general, about the future results. At the end of March, the Foreign Currency Administration Commission (CADIVI) published rulings 17 and 18, which establish the requirements, controls and steps for the administration of foreign currency corresponding to exports.

Anticipating the effects of the drop in the internal market demand mentioned above, Sivensa and its subsidiary Sidetur requested the banks a waiver for not complying, as of March 31, with one of the financial covenants contemplated in the restructuring contract. As a consequence, at the close of the quarter there was no breach of contract since the Banks granted the requested waiver.

ANALYSIS BY BUSINESS SECTOR

Steel Sector

Sidetur's sales in the January-March quarter were US$ 14.5 million, 54.0 % lower to those of the same quarter in the previous fiscal year. The drop in sales was the result of the impact of the

[1] The financial statements presented in this report were prepared under International Accounting Standards (IAS).

activity strike in the internal market -particularly in the construction sector- and of the shutdown for maintenance of the Antímano plant rolling furnace. Starting on February, the productive operations progressively restarted and the process integrated to the commercial activities was normalized during the second half of the month.

Prereduced Sector

Sales of International Briquettes Holding, IBH, were US$ 2.1 million in the January-March 2003 period, as compared to sales of US$ 10.4 million recorded in the same 2002 period[2].

Venprecar's production in the quarter was 5,243 MT, versus 142,457 MT in the same period of the preceding fiscal year. The reduced production volume in the quarter was due, during the month of January and the first two weeks of February, to the lack of gas supply caused by the reasons explained above, and since February 15 forward, to the programmed shutdown to replace some components of the gas reformer and the heat recuperator. This shutdown, executed in the estimated time and cost, will enable the plant to re-establish the 815.000 MT/year production capacity. On March 29, after completing the repair and equipment replacement works, operations began, confronting some difficulties associated with the adjustment of the equipment and the quality of the pellets, which were solved afterwards.

In the January-March 2003 period, no loss is reported in the Equity Participation in Affiliates account, because IBH decided, as of September 30, 2002, to provision the book value of its investment in the Orinoco Iron, Operaciones RDI and Brifer affiliates.

Orinoco Iron Plant

The Orinoco Iron plant produced 161,236 MT in the January-March 2003 period, as compared to 129,477 MT in the same quarter of the preceding fiscal period. Due to the restrictions in the gas supply mentioned before, and to the shutdowns for programmed maintenance, the number of effective operating days was 41 days for one train and 67 for the other.

Withdrawal of IBH's Quotation from NASDAQ SmallCap Market

As agreed in the Annual Shareholder's Meeting, the quotation of IBH shares was withdrawn from Nasdaq SmallCap Market since February 18. The company's shares continue to be quoted in the Caracas Stock Exchange.

[2] More information about IBH results are available in the Second Fiscal Quarter Report issued on April 30, 2003, and available on the web page http://www.ibh.com.ve

Wire Sector

Vicson's sales of wire and wire products in the quarter, including the Proalco subsidiary with operations in Colombia, were US$ 14.8 million, 13.3% lower to those of the January-March 2002 period. Operations of the Proalco subsidiary and Vicson's exports, partially compensated the effect of the decrease in sales in the internal market as a consequence of the civic strike.

Siderúrgica Venezolana Sivensa S.A. engages in steel making and metalworking activities for the domestic and export markets. Through its three divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Its partners are: Bekaert, BHP Billiton, Ferrominera Orinoco and the members of the Amazonia Consortium (Techint, Hylsamex, Tamsa, Siderar and Usiminas). Sivensa's labor force as of March 31, 2003 was 2,553 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
Thousands of US dollars according to International Accounting Standards (IAS)

	March 31, 2003	March 31, 2002
Assets		
Current Assets:		
Cash and cash equivalents	27,798	28,949
Accounts receivable	-	-
Customers and others	27,838	35,965
Related Companies	2,927	11,094
Advances to suppliers	5,205	1,982
Inventories	40,570	46,615
Prepaid expenses and other assets	3,866	5,402
Total current assets	108,204	130,007
Investments		
In shares and land	16,746	49,005
In affiliates accounted for under the equity method	-	32,850
Property, plant and equipement	343,941	365,659
Related companies	1,279	4,104
Deferred taxes	498	3,076
Spare parts and other long term assets	24,837	19,444
Total assets	495,505	604,145
Liabilities and shareholders' equity		
Current liabilities		
Bank loans and other	26,330	20,621
Accounts payable		
Suppliers	20,381	21,955
Related companies	25,294	32,313
Profit sharing, vacations and other personnel accruals	4,743	7,124
Taxes	3,911	4,816
Other current liabilities	9,771	9,057
Total current liabilities	90,430	95,886
Long term loans	231,941	250,859
Accrual for employee termination benefits, net	6,651	8,964
Other liabilities	4,792	5,723
Total liabilities	333,814	361,432
Minority interest	82,719	98,786
Shareholders' equity	78,972	143,928
Total liabilities, minority interests and shareholders' equity	495,505	604,145

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS AFFILIATTES

CONSOLIDATED STATEMENT OF OPERATIONS
Thousands of US dollars according to International Accounting Standards (IAS)

	Quarter ended March 31,	
	2003	2002
Net Sales		
Exports	10,525	19,241
Domestic	21,610	41,406
	32,135	60,647
Cost of sales	(30,101)	(57,477)
Gross Profit	2,034	3,170
General and administrative expenses	(4,644)	(5,879)
Operating loss	(2,610)	(2,709)
Interest and other financial expenses[1]	(3,749)	(6,454)
Exchange gain (loss), net	1,546	335
Financial cost	(2,203)	(6,119)
Other income (expense) net	(361)	(185)
Loss before taxes, equity participation and minority interests	(5,174)	(9,013)
Taxes	(1,205)	859
Loss before equity participation and minority interests	(6,379)	(8,154)
Equity in results of affiliates[2]	-	(7,780)
Minority interests	674	4,462
Net loss	(5,705)	(11,472)

(1) The reduction in financial expenses is due to the restructuring of Sivensa and Sidetur's debt, effective since. May 31, 2002

(2) For the January-March 2003 period, no loss is reported due to IBH's decision, on September 30, 2002, to provision the book value of its investments in the Orinoco Iron, Operaciones RDI and Brife affiliates.

SIDERURGICA VENEZOLANA "SIVENSA", S.A
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
Thousands of US dollars according to International Accounting Standards (IAS)

	Semester ended March 31,	
	2003	2002
Net Sales		
Exports	29,469	43,090
Domestic	52,027	88,417
	81,496	131,507
Cost of sales	(73,128)	(122,861)
Gross Profit	8,369	8,646
General and administrative expenses	(9,269)	(13,507)
Operating loss	(901)	(4,861)
Interest and other financial expenses(1)	(8,934)	(14,411)
Exchange gain (loss), net	203	759
Financial cost	(8,731)	(13,652)
Other income (expense) net	(592)	(465)
Loss before taxes, equity participation and minority interests	(10,224)	(18,978)
Taxes	(1,843)	(531)
Loss before equity participation and minority interests	(12,067)	(19,509)
Equity in results of affiliates(2)	-	(21,426)
Minority interests	1,784	9,826
Net loss	(10,282)	(31,108)

(1) The reduction in financial expenses is due to the restructuring of Sivensa and Sidetur's debt, effective since May 31, 2002.

(2) For the October 2002-March 2003 period,no loss is reported due to IBH's decision, on September 30, 2002, to provision the book value of its investments in the Orinoco Iron, Operaciones RDI and Brifer affiliates.

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Armando Rondón
Investor Relations
Telephone: 58-212-707.62.80/61.27
Fax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

AMAZONIA AND SIDOR DEBT RESTRUCTURING SIGNED

CARACAS, JUNE 23, 2003. Siderúrgica Venezolana Sivensa, S.A. today announced that Consorcio Siderurgia Amazonia Ltd. (Amazonia) of which it forms part, and Siderúrgica del Orinoco C.A. (Sidor) have reached an agreement with their financial creditors and the government of the Bolivarian Republic of Venezuela on the restructuring of the financial debts of Sidor and Amazonia. Under the terms of the agreement signed on June 20, 2003, the financial debt is reduced from $1.88 billion to $791 million; the Amazonia shareholders – with the exception of Sivensa – made a contribution of $133.5 million; the Venezuelan State increased its interest in Sidor from 30% to 40.3%; and the guarantees given by the Amazonia shareholders for the Sidor debt were totally cancelled and replaced by other guarantees on Sidor's fixed assets, jointly with the Amazonia and Sidor shares held by Amazonia. The guarantees were granted in favor of the financial creditors and the Bolivarian Republic of Venezuela.

Following this restructuring, Sivensa now holds 3.4% of Amazonia, which in turn has a majority interest of 59.7% in Sidor. This operation will have no effect in the results of the current fiscal year.